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Fax 202 955 5564

Holland & Knight LLP
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www.hklaw.com





Courtney S. Kamlet
202 457 7036
courtney.kamlet@hklaw.com



May 30, 2006

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, none of which is enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,



Courtney S. Kamlet
Holland & Knight LLP

3814195_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENT
(brief description of Japanese language document listed below is set out in EXHIBIT A hereto)

1. Corporate Governance Report dated May 29, 2006

B. ENGLISH LANGUAGE DOCUMENT
(English document listed below is included in EXHIBIT B hereto)

For this time, Japan Tobacco Inc. has no English language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.



RECEIVED
MAY 3 0 2006
192
SECTION
PROCESSING

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENT

1. Corporate Governance Report dated May 29, 2006

   Corporate Governance Report stating our company's basic policy and structure of corporate governance, which has been filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo on May 29, 2006 pursuant to the disclosure rules of those stock exchanges.


SEC MAIL PROCESSING
RECEIVED
MAY 30 2006
WASH. D.C.
192
SECTION

EXHIBIT B

ENGLISH LANGUAGE DOCUMENT

Set out below is the English documents referred to in ANNEX, Section B.

Not Applicable.


SEC MAIL PROCESSING
RECEIVED
MAY 3 0 2006
WASH, D.C.
192
SECTION